Exhibit (12)

Statement of Computation of Ratio of Earnings to Combined Fixed Charges
and Preferred Stock Distributions

	Years Ended December 31,
	2016	2015	2014	2013	2012
	(In thousands)

Income from continuing operations	$96,094	48,399	48,473	32,338	26,017
Equity in earnings of unconsolidated investment	(782)	(720)	(413)	(366)	(356)
Income from continuing operations before adjustments	95,312	47,679	48,060	31,972	25,661
Fixed charges (from below)	41,011	40,388	40,866	40,712	40,560
Distributed income of equity investee	1,105	600	425	345	370
Capitalized interest	(5,340)	(5,257)	(4,942)	(5,064)	(4,660)
Preferred stock distributions	—	—	—	—	—
Earnings	$132,088	83,410	84,409	67,965	61,931

Interest expense	$35,213	34,666	35,486	35,192	35,371
Capitalized interest	5,340	5,257	4,942	5,064	4,660
Amortization of mortgage premiums	34	38	18	20	96
Interest component of rental expense	424	427	420	436	433
Preferred stock distributions	—	—	—	—	—
Combined fixed charges and preferred stock distributions	$41,011	40,388	40,866	40,712	40,560

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DISTRIBUTIONS	3.22	2.07	2.07	1.67	1.53